FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

February 15, 2008

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

15 | February | 2008

Press Release

MTS elects a new Board of Directors

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announced the election of a new Board of Directors (BoD) by the Extraordinary General Meeting of shareholders (EGM) held earlier today.

The shareholders’ meeting elected the following members to the BoD:

–                 Mr. Alexey Buyanov, Senior Vice President, Head of Financial Complex, Sistema;

–                 Mr. Sergei Drozdov, Senior Vice President, Head of Property Complex, Sistema;

–                 Ms. Tatiana Evtushenkova, Advisor to the President of MTS;

–                 Mr. Mohanbir Gyani, independent director;

–                 Mr. Leonid Melamed, President and CEO of MTS;

–                 Mr. Paul Ostling, independent director;

–                 Mr. Vitaliy Savelyev, First Vice President, Head of telecommunications asset management division.

At a subsequent meeting of the new BoD held in absentia, Mr. Vitaly Saveliev was named Chairman of the Board, while Mr. Sergei Drozdov was named Vice Chairman.

The EGM also approved:

•                  The reorganization and merger of Volgograd Mobile, Astrakhan Mobile, Mar Mobile and Primtelefon into MTS and resulting revised version of the Company’s Charter;

•                  The restated version of the Statute on Shareholder Meetings;

•                  The reelection of members of the Auditing Commission.

The EGM did not approve the resolution regarding the stock option plan that would include Board directors with accompanying changes to the Statute on Remunerations and Compensations to the members of the BoD. Sistema, the largest shareholder of MTS, voted against the resolutions citing a need for additional analysis of the matter.

Mr. Alexander Goncharuk, President and CEO of Sistema, who presided as chairman of the EGM, commented: “We welcome the election of Mr. Vitaliy Savelyev as the new Chairman of the Board. He has a wealth of experience in the telecommunications industry and is a capable manager with a proven track record at the highest level. As for the stock option plan, we felt it required additional work and will be reviewed at a future date by the Board.”

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Biography:

Vitaliy Savelyev was born in 1954.

He graduated from the mechanical engineering faculty of the Polytechnic Institute in Leningrad. He participated in the construction of the Sayanno-Shushenskaya hydroelectric plant. In 1986 he received his second degree from the University of Engineering and Economics. In 1988 he founded and became head of the Leningrad branch of the Soviet-American company “Dialog” — the first company for computer equipment and software promotion. In 1989 he became a shareholder and a member of the board of directors of Dialog Bank. In 1990-1993 Mr. Savelyev was the President of Soviet-American enterprise DialogInvest. In 1993-1995 he became Chairman of Rossiya bank. In 1995 Mr. Savelyev worked as the Chairman of Menatep SPB bank, in 2001 he was appointed deputy chairman of Gazprom, from 2002 till 2004 was the vice president of Gros, an adviser of the general director of Svyazinvest for finance and IT-technologies, from 2004 till 2007 worked as the deputy minister of economic development and trade. Since 2007 First Vice President of Sistema, Head of telecommunications asset management division.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 82.95 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: February 15, 2008